

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2004 VOLUMES

(Santiago, Chile, July 7, 2004) -- CCU (NYSE: CU) reported today preliminary second quarter 2004 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Second Quarter 2004		Year to Date 2004	
Chile:	Volume	% Change	Volume	% Change
Beer	646,740	2.3%	1,778,822	0.9%
Soft Drinks	639,042	-0.1%	1,508,194	2.4%
Nectars	92,974	18.6%	175,997	17.9%
Mineral Waters	135,835	11.2%	386,038	6.9%
Wine - Domestic	134,884	5.5%	237,226	4.4%
Wine - Export[1]	105,962	0.1%	186,001	5.5%
Total Chile[2]	**1,755,437**	**2.9%**	**4,272,278**	**3.0%**
Argentina:				
Beer	346,763	8.0%	955,097	13.3%
Wine - Domestic[1]	2,396	-61.5%	4,299	-65.7%
Wine - Export[1]	5,722	-8.5%	7,791	-42.6%
Total Argentina	**354,880**	**6.4%**	**967,187**	**11.3%**
TOTAL	**2,110,318**	**3.4%**	**5,239,465**	**4.4%**

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] It does not include bulk wine sales.
[2] It does not include pisco and confectionery sales volume.